Exhibit 12
                          AMERICAN AIRLINES, INC.
             Computation of Ratio of Earnings to Fixed Charges
                               (in millions)

                                            Three Months          Six Months
                                            Ended June 30,       Ended June 30,
                                            2004     2003        2004      2003
Earnings:
 Loss before income taxes                  $ (13)     $(133)     $(195)   $(1,165)

 Add:  Total fixed charges (per below)       372        378        740        761


 Less:  Interest capitalized                  19         17         36         35

   Total loss before income taxes          $ 340      $ 228      $ 509    $  (439)


Fixed charges:
 Interest, including interest capitalized  $ 162      $ 147      $ 322    $   296


 Portion of rental expense
  representative of the interest factor      207        229        413        462


 Amortization of debt expense                  3          2          5          3
    Total fixed charges                    $ 372      $ 378      $ 740    $   761


Coverage deficiency                        $  32      $ 150      $ 231    $ 1,200

Note:As  of  June 30, 2004, American has guaranteed approximately  $1.3 billion of AMR's unsecured debt and approximately $484 million of AMR Eagle's secured debt. The impact of these unconditional guarantees is not included in the above computation.